# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FOSTER L B CO, CIK 0000352825
CUSIP: 350060109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 415 HOLIDAY DR, PITTSBURGH, Pennsylvania (PA), 15220
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0000921895-22-000291
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 261,745; shared voting power 0; sole dispositive power 261,745; shared dispositive power 0; aggregate amount beneficially owned 261,745 (2.5% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 261,745; shared voting power 0; sole dispositive power 261,745; shared dispositive power 0; aggregate amount beneficially owned 261,745 (2.5% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 261,745; shared voting power 0; sole dispositive power 261,745; shared dispositive power 0; aggregate amount beneficially owned 261,745 (2.5% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 261,745; shared voting power 0; sole dispositive power 261,745; shared dispositive power 0; aggregate amount beneficially owned 261,745 (2.5% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 262,650; shared voting power 0; sole dispositive power 262,650; shared dispositive power 0; aggregate amount beneficially owned 262,650 (2.5% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 991; shared voting power 0; sole dispositive power 991; shared dispositive power 0; aggregate amount beneficially owned 991 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FOSTER L B CO
Address of issuer's principal executive offices: 415 HOLIDAY DR, PITTSBURGH, Pennsylvania (PA), 15220

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 261,745 Shares beneficially owned by 22NW Fund is approximately $2,910,604, excluding brokerage commissions.

The Shares directly owned by Mr. English were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 905 Shares directly owned by Mr. English is approximately $10,000, excluding brokerage commissions.

The Shares directly owned by Mr. Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 991 Shares directly owned by Mr. Hirai-Hadley is approximately $15,195, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,458,591 Shares outstanding as of March 19, 2026, which is the total number of Shares outstanding as reported in the Issuer's proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 10, 2026.

As of the date hereof, 22NW Fund directly beneficially owned 261,745 Shares, constituting approximately 2.5% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 905 Shares, constituting approximately 0.01% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 991 Shares, constituting approximately 0.01% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 261,745 Shares owned by 22NW Fund, constituting approximately 2.5% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 261,745 Shares owned by 22NW Fund, constituting approximately 2.5% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 261,745 Shares owned by 22NW Fund, constituting approximately 2.5% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 261,745 Shares owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 262,650 Shares, constituting approximately 2.5% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of April 20, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, General Partner (04/21/2026)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., General Partner (04/21/2026)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (04/21/2026)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, Manager (04/21/2026)
- English Aron R.: /s/ Aron R. English, Aron R. English (04/21/2026)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, Bryson O. Hirai-Hadley (04/21/2026)